EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-268631 and 333-260190 on Form S-8 of SharpLink Gaming Ltd. of our report dated May 16, 2022, relating to the consolidated financial statements of SharpLink Gaming Ltd., appearing in the Annual Report on Form 10-K of SharpLink Gaming Ltd. for the year ended December 31, 2022.

As discussed in Note 16 to the financial statements, the 2021 financial statements and disclosures have been restated to retrospectively apply discontinued operations. We have not audited the adjustments to the 2021 financial statements to retrospectively apply discontinued operations, as described in Note 16.

/s/ RSM US LLP

Minneapolis, Minnesota

April 4, 2023